Exhibit 1.01

The LGL Group, Inc.

Conflict Minerals Report

Year Ended December 31, 2016

This report for the year ended December 31, 2016 is presented to comply with Rule 13p-1 and Form SD under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If, based on a reasonable country of origin inquiry (“RCOI”), a registrant has no reason to believe that the 3TG minerals in its products originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or reasonably believes that the 3TG minerals came from recycled and scrap sources, it must submit a Form SD which describes the RCOI, but it is not required to conduct further due diligence or submit a Conflict Minerals Report.

Alternatively, if the registrant is not able to make the foregoing conclusions based on its RCOI, then it must exercise due diligence on the source and chain of custody of the 3TG in its products and annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

The Company is a globally-positioned producer of industrial and commercial products and services We operate in two identified segments. Our electronic components segment is currently focused on the design and manufacture of highly-engineered, high reliability frequency and spectrum control products.  These electronic components ensure reliability and security in aerospace and defense communications, low noise and base accuracy for laboratory instruments, and synchronous data transfers throughout the wireless and Internet infrastructure. Our electronic instruments segment is focused on the design and manufacture of high performance Frequency and Time reference standards that form the basis for timing and synchronization in various applications.

We conducted an analysis of our products and determined that certain Conflict Minerals, specifically gold, tantalum, tin, and tungsten, are necessary to the functionality or production of our products. Those products include RF modules, XOs, OCXOs, TCXOs, VCXOs, DOCXOs, cavity/combine filters, ceramic filters, lumped element filters, crystal filters, crystal resonators, Frequency and Time References, amplifiers, auto switches and network time servers.

There are multiple tiers of suppliers between us and the ultimate sources of the Conflict Minerals in our products. To complicate matters further, such Conflict Minerals are included in components that we purchase from our suppliers rather than purchased by us in raw form. As a result, we largely utilized our suppliers to attempt to determine the origin of the Conflict Minerals in our products.  Our methods included conducting a survey of our active suppliers of components including Conflict Minerals using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”).  This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to suppliers, contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence, and is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.  We then reviewed the responses that we received from our suppliers and followed up on responses we deemed to be inconsistent, incomplete or inaccurate. We also followed up with suppliers who did not respond to the survey to urge them to provide the requested information.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we currently do not have sufficient information from our suppliers or other sources at this time to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Due Diligence Program

Our due diligence measures have been designed to conform to the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten.

The Company’s due diligence measures included:

•	Adopting a Conflict Minerals Policy Statement, communicating it to relevant suppliers, and posting it on our website
•	Developing internal policies and procedures for compliance with the Conflict Minerals Rule and our Conflict Minerals Policy Statement
•	Conducting an assessment of our products and direct suppliers in order to evaluate the scope and risk of the 3TG included in our products
•	Conducting a RCOI as described above and following up as reasonable to ensure sufficient supplier responses, ultimately resulting in responses from all of the suppliers surveyed
•	Reviewing the information provided by direct suppliers in the Template for completeness and consistency and making reasonable follow-up inquiries as appropriate
•	Reviewing publicly available information about our supplier’s policies with respect to the procurement of 3TG, including Conflict Minerals Reports filed with the SEC, if applicable
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Comparing the smelters and refiners identified by direct suppliers against the list of smelter facilities that have received a “conflict free” designation through the EICC/GeSI Conflict Free Smelter Initiative

As an indirect purchaser of 3TG minerals several levels removed from the actual mining or smelting of the minerals, our due diligence efforts cannot provide absolute assurance regarding the source and chain of custody of the 3TG ultimately included in our products. We will continue to develop and refine our due diligence process and develop internal policies and procedures in an effort to communicate our Conflict Minerals Policy Statement to suppliers, increase supplier response rates and improve the quality and consistency of the information we receive from suppliers. We will also attempt to leverage industry efforts to identify additional resources to facilitate compliance with the Conflict Minerals Rule and our Conflict Minerals Policy Statement. These industry efforts and resources are particularly important to us as a relatively small market participant that is far removed from the direct trade of 3TG minerals.

On the basis of the due diligence measures described above and despite having conducted a good faith RCOI, we were unable to determine whether or not the 3TG minerals in our products came from the Covered Countries or whether or not they are “DRC conflict free” within the meaning of the Conflict Minerals Rule.

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